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                                                                    EXHIBIT 4.3

                              SPECIAL RESOLUTION
                           ADOPTED FEBRUARY 6, 1998
                                      AND
                            EFFECTIVE MARCH 2, 1998

  RESOLVED, that

  1.1 Article Six of the Company's Memorandum of Association shall be amended, as set forth below, to effect a three-for-one split of the Company's Ordinary Shares and to eliminate the Company's Callable Preferred Shares:

    6. The share capital of the Company is U.S. $22,500,000, divided into 300,000,000 Ordinary Shares, par value of U.S. $0.041666667 per share, and 10,000,000 other Shares, par value of U.S. $1.00 per share, which may be issued in series, all of such shares with power for the Company insofar as is permitted by law, to redeem, call or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (Cap. 22) and the Articles of Association and to issue any part of its capital, whether original, redeemed, called or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinabove contained.

  1.2 At 11:59 p.m. (New York City time) on the date the aforementioned Amendment is filed with the Registrar of Companies of the Cayman Islands (the "Effective Time"), such Amendment shall become effective and each Ordinary Share, par value $0.125 per share, of the Company issued and outstanding immediately prior to the Effective Time will automatically be split into three Ordinary Shares, par value $0.041666667 per share.

  1.3 The first paragraph of Article 4(a) of the Company's Amended and Restated Articles of Association (the "Articles") shall be amended as set forth below:

    (a) The authorised share capital shall be represented by Ordinary Shares with respective rights as set forth in Part I below, and other classes or series of Shares with respective rights to be determined upon the creation thereof by action of the Directors from time to time as set forth in Part II below.

  1.4 Article 4(a) of the Articles shall be amended by deleting in its entirety "Part I--Callable Preferred Shares" and by renumbering "Part II-- Ordinary Shares" as "Part I--Ordinary Shares" and "Part III--Other Classes or Series of Shares" as "Part II--Other Classes or Series of Shares."

  1.5 The officers of the Company are authorized and directed to do or cause to be done any and all such acts and things and execute and deliver any and all such documents and papers as they may deem necessary or appropriate to carry out the purposes of the foregoing resolutions.